UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 12, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Photronics, Inc.

File No. 0-15451 - CF#35270

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Photronics, Inc. submitted an application under Rule 24b-2 requesting extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on June 8, 2017, as amended on December 19, 2017.

Based on representations by Photronics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.29   through June 29, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dana Hartz
Chief, Knowledge Management Office